Exhibit 33.1

ARNOLD S. GOLDIN, INC.

TERM  SHEET

FEEL GOLF CO. INC. (FEEL)

Company	Feel Golf Co., Inc. 510 Central Park Drive Sanford, FL 32771

State of Incorporation	California

Securities Offered (the "Offering")
$25,000 aggregate face principal amount ("Principal Amount") of 15% Secured Convertible Notes (the "Notes").The closing will be for $25,000.

Warrants: with 100% warrant coverage at the closing price of the shares on the day prior to closing.

Description of Notes:

Maturity	The entire unpaid principal amount of each Note and any accrued but unpaid interest will be due and payable on the twelve (12) - month anniversary of the relevant Closing Date.

Interest	Interest will accrue at a rate of fifteen percent (15%) per annum on each Note from the relevant Closing Date. Accrued interest will be payable semi-annually in cash or in convertible Common Stock (calculated based on the Conversion Price set forth below), at the Investor's option.

Optional conversion
Anytime after thirty days from closing, the unpaid Principal amount of this Note, and all accrued and unpaid interest thereon, shall be convertible, in whole or in part, at the option of Payee, into such number of shares of the Maker's common stock as shall be determined by dividing the total of the unpaid Principal amount of this Note, and all accrued interest thereon, by the Conversion Price (the "Conversion Shares"). The Conversion Price shall be 30% of the average of the five lowest closing prices during the 15 trading days prior to conversion. Payee may elect to convert this Note, as aforesaid, at any time prior to the Maturity Date.

ARNOLD S. GOLDIN, INC.

Maximum Conversion	No single conversion shall result in the issuance of more than 4.9% of the outstanding shares of the Company, and the Investor shall not seek a conversion that would cause the Investors holdings to exceed 4.9% of the outstanding shares of the Company.

Optional Redemption	The Company may redeem the notes by paying any and all accrued and outstanding interest plus 170% of the principal amount remaining on the Note.

Collateral	The Company shall hold in reserve that number of shares equal to 3 (three) times the number of shares that could be issued on the date of closing as if converted at the previous day's market close.

Warrants
At closing the Company shall deliver to the Investor a number of warrants equal to the number of shares equal issuable as if the closing funds were converted to common shares on that date. The warrants shall be priced at the closing price of the Common Shares on the last trading day prior to the conversion request.

Certain Investor rights
While any Note remains outstanding the Company will not take any of the following actions or permit any of the following events to occur without receiving the prior written consent of a majority-in-interest of the Investors: (i) redeem any shares of the Company's capital stock; or (ii) issue senior debt securities or otherwise incur indebtedness for borrowed money on terms more favorable than those offered to the Investors pursuant to this Offering (other than (a) to a strategic investor in connection with a strategic commercial agreement or transaction as determined in good faith by the Company's Board of Directors, (b) pursuant to an unsecured commercial borrowing, lending or lease financing transaction approved in good faith by the Company's Board of Directors, (c) pursuant to the acquisition of another corporation or entity by the Company by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization; or (d) the private placement of the company's common shares consistent with items (i) and (ii) above.

Anti-dilution Provisions	The Notes described herein shall be subject to a weighted average anti dilution adjustment in the event that the Company issues, after the closing date, Common Stock or Common Stock equivalents at a price per share less than the then current conversion price, and to other normal and customary anti-dilution adjustments upon certain other events (including securities issuances at less than current market value). Excluded from such adjustment will be any joint ventures or strategic arrangements or mergers that were existing or in process on the date of this Agreement. Additionally excluded are any shares issued to employees pursuant to bona fide stock option plans.

ARNOLD S. GOLDIN, INC.

Favored Nations Clause	For so long as any amounts remain outstanding on the Note, if the Company raises money at a lower price than the Investors have purchased the Securities, then the Company will re-price the Investor's shares and warrants to that lower price.

Filings
All of the Company's filings as required by the SEC shall be filed and up-to-date on the Closing Date.

Starting Quarter Ending March 31, 2013, failure to maintain filings (not timely filing outside of the extensions provided by l2b-25) will result in the interest increasing from 15% to 24% for a minimum 90 day period or until the Company is current in its filing obligations, whichever is longer.

No Shop, No Solicit
The Company recognizes that the Investors will expend considerable resources in negotiating definitive agreements with respect to the Offering. Accordingly, following the execution of this Term Sheet, the Company and its shareholders, directors, officers, employees, financial advisors, brokers, or any person acting on their or its behalf (the "Principals") shall immediately halt any discussions with other potential investors in the Company, except to advise such person that Investors have been granted the right to negotiate with the Company concerning the Offering or any investment in the Company's securities. Without limiting the generality of the foregoing, the Company and/or its Principals will not hold any discussions with, or provide any information to, any person, or respond to any inquiry made by any person, concerning a proposed investment, or cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any third party to do or seek any of the foregoing. This provision will be in effect for period of forty-five (45) days from the date hereof.

Notwithstanding anything to the contrary contained herein, the Company shall have the right to work with others firms looking towards those firms helping to arrange a financing transaction from a third party for the Company. If such a transaction is actually entered into any such transaction cannot be on terms more favorable to the parties providing the financing that the terms offered to the Investors hereunder, without the Investors written consent

The Company and the Investors hereby agree to proceed in good faith towards negotiation and execution of definitive agreements as soon as possible.

ARNOLD S. GOLDIN, INC.

Period for Acceptance	Upon receipt of this Term Sheet, the Company will have a period of seventy-two (72) hours, commencing at midnight on the day of receipt, to accept this offer before it becomes null and void.

Legal & due diligence costs	na

Closing Date	A mutually agreed upon date.

Except for the Company's obligations described immediately above under "No Shop, No Solicit", which obligations are legally binding on the Company, it is expressly understood that no liability or obligation of any nature whatsoever is intended to be created by this Term Sheet between the parties signing below. However, this Term Sheet does evidence the good faith intention of the parties signing below to proceed with the proposed transaction on the conditions and terms described above. All offerings are considered to be on a "Best Efforts Basis" unless otherwise specified.

The foregoing terms and conditions are acceptable to the parties signing below as a basis for proceeding with the work that must be completed before the transaction described in this Term Sheet can be consummated.

SIGNATURES BELOW ARE ON FILE

Feel Golf, Inc.	Arnold S. Goldin, Inc.

By: /s/ Lee Miller	By: /s/ Arnold S. Goldin

Date: 11-25-12	Date: 11-25-12

Name: Lee Miller, CEO	Name: Arnold S. Goldin, Pres